

Mail Stop 7010

June 5, 2006

Mr. Keith R. Phillips
Wellman Inc.
1041 521 Corporate Center Drive
Fort Mill, South Carolina 29715

>   **RE: Wellman, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2005**
>   **Filed March 15, 2006**
>   **File # 1-10033**

Dear Mr. Phillips:

　　　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Item 1. Business, page 2

1. Please provide us with a comprehensive discussion of why you have presented Adjusted EBITDA. Your statement that this measure is commonly used to measure financial performance and evaluate a business is not a substantive justification. Reference Release No. 33-8176 including footnote 44.

2. With the exception of the adjustments for depreciation and amortization included in your presentation of Adjusted EBITDA, please provide us with a detailed analysis of why you believe each adjustment is allowable under Regulation G and Item 10 of Regulation S-K. Please note that adjustments that required, or will require, cash settlement and adjustments where it is reasonably likely that the charge will recur within two years are prohibited.

Item 3. Legal Proceedings, page 16

3. It is unclear whether you believe a material loss is possible related to the class action lawsuits alleging violations of state antitrust or unfair competition laws. If a material loss is reasonably possible, please provide the additional disclosures required by SAB 5:Y and SFAS 5. In addition, tell us, with a view towards future disclosure, what you consider would be a cost effective manner of settling the case.

Critical Accounting Policies and Estimates, page 20

4. We believe that your disclosures under critical accounting policies should address and discuss the material assumptions underlying your estimates and the potential impact of changes in your estimates. Please revise. See Release No. 33-8350.

Capital Resources and Liquidity, page 29

5. Tell us, with a view towards future disclosure, why your accounts receivable balance decreased from 2004 to 2005.

Table of Contractual Obligations, page 30

6. With a view towards future disclosure, please clarify for us how you have estimated the future interest rates on your debt. Your reference to a forward curve rate is to general for a reader to understand what rate you are assuming.

Consolidated Balance Sheets, page 37

7. Please provide us with a detail of the components of your other assets balance and tell us why the balance is presented on a net basis.

Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 40

8. With a view towards future disclosure, please provide us with a more specific and detailed description of your revenue recognition policy. Please ensure that you

include a discussion of the point in time when title and risk of ownership of your goods is transferred to the customer.

Goodwill and Other Intangible Assets, page 42

9. We note that your impairment policy for goodwill states that you compare the fair value of your reporting units to their carrying value. It is not clear to us how your disclosed policy complies with paragraphs 17 and 19-22 of SFAS 142. Please confirm to us that impairment analyses performed in accordance with paragraphs 17 and 19-22 of SFAS 142 would not result in any changes to the financial statements presented. In addition, please ensure that your disclosed accounting policy complies with SFAS 142.

10. Please revise future filings to disclose how you have allocated your goodwill to each of your reportable segments in accordance with paragraph 45 of SFAS 142.

Note 4. Accrued Liabilities, page 45

11. Please tell us what is included in your other accrued liabilities balance and why there was no change in the balance from 2004 to 2005.

Note 8. Income Taxes, page 49

12. Please clarify for us how the net deferred tax assets and liabilities presented in your footnote reconciles to your balance sheet.

13. Given your recurring losses, please tell us how you determined that a more substantial valuation allowance was not required. Reference SFAS 109.

Note 11. Stockholders' Equity, page 57

14. With a view towards future disclosure, please clarify for us why you do not expect the adoption of SFAS 123(R) to have an impact on your consolidated financial statements.

Exhibits 31.1 and 31.2

15. We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the

applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant